Exhibit 99.2

Hydrogenics Corporation

2016 Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2016. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of March 7, 2017, unless otherwise stated.

Additional information about Hydrogenics, including our 2016 Audited Consolidated Financial Statements and our Annual Report on Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 43 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

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Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Our Business	4
2	Growth Strategy	7
3	Operating Results	10
4	Financial Condition	17
5	Summary of Quarterly Results	18
6	Liquidity and Capital Resources	19
7	Outstanding Share Data	24
8	Critical Accounting Estimates	24
9	Changes in Accounting Policies and Recent Accounting Pronouncements	25
10	Outlook	25
11	Related Party Transactions	27
12	Disclosure Controls	27
13	Internal Control Over Financial Reporting	28
14	Enterprise Risk Management	29
15	Reconciliation of Non-IFRS Measures	29
16	Risk Factors	31
17	Forward-looking Statements	43

2016 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1        Our Business

Who We Are

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia, Indonesia and Malaysia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry. As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services. We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

How We Are Organized

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power Systems.

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2016, our OnSite Generation business reported revenues of $17.5 million and, at December 31, 2016, had 80 full-time employees.

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, motive power and stationary applications. For the year ended December 31, 2016 our Power Systems business reported revenues of $11.5 million and, at December 31, 2016 had 85 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2016, our Corporate and Other activities had five full-time employees.

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte or a polymer electrolyte membrane. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® and HyLYZER® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts (“MW) of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers such as E.ON and Enbridge suggest substantial long term opportunity for “power to gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites. In larger applications, the use of PEM electrolysis technology results in highly efficient energy dense applications. Our 1.5MW PEM single stack electrolyzer is the most energy dense unit in the market today and is ideally suited for large scale energy storage applications.

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Hydrogenics Corporation

Hydrogenics is one of the leaders in Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, requiring hydrogen fueling stations for transportation applications. Recently, the rollout of fuel cell motor vehicles and the increase in fuel cell buses and other mass transit applications has resulted in an increase in orders and interest for fueling stations in Europe, California and elsewhere. This shift has signaled what we believe could be a major increase in the size of this market.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) continue to expand opportunities in Power-to-Gas in Europe, North America and elsewhere; (v) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (vi) reduce the cost of ownership of our products through design and technology improvement; and (vii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from three kW to one MW with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

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Hydrogenics Corporation

Our target markets include stationary power applications (including primary and back-up power) and motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target future addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current and alternating current backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our power systems in stationary power applications such as that employed by our Kolon-Hydrogenics joint venture in South Korea. Finally, we also sell our Power Systems products to military, aerospace and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling manufacturing efficiencies and reduced development spending; (ii) achieve further market penetration in the stationary power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish concentration around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

How We Sell Our Products

Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.

Intellectual Property

We protect our intellectual property by means of a combination of patents, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 128 patents in a variety of jurisdictions and have 48 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.

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Hydrogenics Corporation

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We typically retain sole ownership of intellectual property developed by us. In certain situations we provide for shared intellectual property rights. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2        Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies municipalities and other owners of mass transit applications (such as buses and trains) and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2016, we had 17 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made to strengthen the sales function including repositioning of responsibilities to permit dedicated sales leadership, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon.

2016 saw a focus on several key markets and geographies. In Power Systems, our growth in the Chinese bus and transportation market began to show results as orders were signed with two of the four integrators that we had signed agreements with in late 2015. We expect the Chinese market to represent the single largest geographical growth area in 2017 with government incentives for fuel cell buses creating opportunity in this key market. Also on the mobility front, work continued on our ten year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe.

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, we are leveraging our strategic relationship with Enbridge. Construction on our Toronto area energy storage facility (in partnership with Enbridge) is ongoing with commercial operation expected mid-2017.

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

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Hydrogenics Corporation

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. In this way, surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing a power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor.

Finally, we are working with European customers and others to evaluate using hydrogen electrolyzed from green energy applications (such as wind and solar) to be used as a low carbon input into the production of gasoline in alignment with recent changes to the European fuel quality directive.

Within our OnSite Generation business segment, we remain focused on two key areas.  First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scaled-up products to better meet this market opportunity.  Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Unique applications and products such as our Celerity fuel cell module for bus applications and our rack mounted stationary fuel cell products for stationary power applications such as Kolon in South Korea will continue to be a focus area of our Company.

Advancing Our Product Designs

Within our OnSite Generation business segment, we remain focused on two key areas. First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2016 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity. Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Within our Power Systems business segment, we spent much of 2016 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components. We continue to leverage our integration capability in taking a standard fuel cell stack and finding multiple cost-effective applications. The result is a common building block such as our (HD30 30kW fuel cell) being used in multiple applications such as buses, stationary power and grid stabilization. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

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Hydrogenics Corporation

Securing Additional Capital

As at December 31, 2016, we had $11.3 million of cash, cash equivalents and restricted cash, had $10.4 million of shareholders’ equity and $49.3 million of assets.

Historically we have not been profitable and we do not anticipate achieving a consistent level of profitability and positive cash flow from operations for the next several quarters. The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

On November 7, 2016 we entered into a loan agreement with Export Development Canada (“EDC”) for a five year, $9 million loan facility. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual Adjusted EBITDA thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250,000, followed by 16 quarterly repayments of $500,000. There is a prepayment option to prepay a portion of or the entire loan at any time, subsequent to March 31, 2017. As part of the loan consideration, we granted 200,575 share purchase warrants to EDC. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The warrants are transferrable and expire on November 4, 2021.

On December 11, 2015 we entered into an underwriting agreement with Craig-Hallum Capital Group LLC to issue 2,129,031 common shares of the Company at an issue price of $7.75 per share. On December 16, 2015 the Company issued 2,448,385 shares for gross proceeds of $18,975. Net proceeds after underwriting fees and expenses were $17,549.

Retaining and Engaging Our Staff

At December 31, 2016, we had 170 full-time employees, the majority of who have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, and providing interesting and challenging work.

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Hydrogenics Corporation

3       Operating Results

Selected Financial information

(in thousands of US dollars, except per share amounts)

				2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)

OnSite Generation	$17,510	$23,556	$30,192	(26%)	(22%)
Power Systems	11,480	12,308	15,356	(7%)	(20%)
Total revenue	28,990	35,864	45,548	(19%)	(21%)

Gross profit	5,995	5,971	11,214	n/a	(47%)
Gross Margin %	21%	17%	25%

Selling, general and administrative expenses	10,825	10,215	11,756	(6%)	13%
Research and product development expenses	3,576	4,070	3,284	12%	(24%)

Income (loss) from operations	(8,406)	(8,314)	(3,826)	(1%)	(117%)
Finance income (loss), net	(1,451)	(3,128)	(697)	54%	(349%)
Net loss	$(9,857)	$(11,442)	$(4,523)	15%	(153%)
Net loss per share	$(0.79)	$(1.12)	$(0.47)	31%	(138%)

Cash operating costs[1]	$13,894	$14,102	$13,939	1%	(1%)
Adjusted EBITDA[1]	(7,555)	(7,875)	(2,539)	4%	(210%)

Cash used in operating activities	(13,213)	(5,838)	(14,944)	(126%)	61%
Cash and cash equivalents (including restricted cash)	11,278	24,901	10,421	(55%)	139%
Total assets	49,273	59,368	47,555	(17%)	25%
Total non-current liabilities (excluding deferred revenue)	$10,103	$4,059	$4,619	(149%)	12%

[1]	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 15 - Reconciliation of Non-IFRS Measures.

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Hydrogenics Corporation

Highlights for the year ended December 31, 2016 compared to the year ended December 31, 2015

•	Revenues decreased by $7.0 million or 19% to $29.0 million for the year ended December 31, 2016 compared to $35.9 million in the prior year. The decrease of $7.0 million was due to: i) a decline in new customer capital expenditures, plant expansion expenditures, and energy storage projects for which the market is developing; ii) the completion in 2015 of a $2.3 custom project for which there was no comparable project revenue in 2016; and iii) timing impacts on our long term significant custom project totaling $1.3 million. Partially offsetting this was: i) an increase of $2.7 million in the Chinese mobility market in 2016; and ii) an increase of $0.8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train fuel cell modules were shipped in 2016. During 2016, the Company received new orders for $21.2 million (2015 - $14.9 million) for the OnSite Generation business and $22.8 million (2015 - $58.5 million) for the Power Systems business.

	December 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2016 backlog
OnSite Generation	$17.1	$21.2	$-	$17.5	$20.8
Power Systems	76.2	22.8	(1.7)	11.5	85.8
Total	$93.3	$44.0	$(1.7)	$29.0	$106.6

•	Of the above backlog of $106.6 million, we expect to recognize approximately $38 million in the following twelve months as revenue. Revenue for the year ending December 31, 2017 will also include orders received and delivered in 2017.

•	Gross margin increased from 16.6% to 20.7% of revenue, driven by several key first-of-a-kind projects that had a lower margin profile included in 2015, the impact of the increased revenues in the Chinese mobility market, partially offset by lower absorption of indirect fixed overhead costs and changes in product mix (including a lower proportion of custom projects including engineering services).

•	Cash operating costs were $13.9 million in the current year compared to $14.1 million for 2015, with the lower costs resulting from a decrease in net R&D expenditures, partially offset by the increase in SG&A expenses excluding stock-based compensation and amortization and depreciation.

•	Selling, general and administrative (“SG&A”) expenses for 2016 of $10.8 million were greater by $0.6 million or 6% compared to $10.2 million for the year ended December 31, 2015. The increase over the prior year was due largely to: i) increased sales costs attributable to greater order intake; ii) a provision for doubtful accounts of $0.8 million; and iii) an increase in costs related to Power-to-Gas and rail transportation market development of $0.2 million. This is partially offset by: i) the reversal of an indemnification liability of $0.5 million associated with an acquisition in 2004; ii) a decrease of $0.2 million in stock based compensation relating to our performance share units (“PSUs”) as a result of the changes in vesting assumptions; and iii) the impact of the weakening Canadian dollar relative to the US dollar of approximately $0.2 million.

•	Research and product development (“R&D”) expenses were $3.6 million for the year ended December 31, 2016 compared to $4.1 million in 2015. In the OnSite Generation segment, R&D activity increased $0.3 million due to increased spending, offset by increased funding of $1.7 million, both of which are primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016. This was partially offset by an increase in both expenses and funding in Power Systems related to increased spending on multi mega-watt system development, the development of in-house manufacturing processes, as well as further development on the heavy-duty mobility market.

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Hydrogenics Corporation

•	The Adjusted EBITDA loss decreased to $7.6 million for the year ended December 31, 2016 from $7.9 million for last year, for the reasons noted above.

•	Net loss for the year ended December 31, 2016 was $9.9 million or $0.79 per share compared to a net loss of $11.4 million or $1.12 per share for the prior year. The net loss in the current period reflects an increase in other finance gains (losses) of $2.1 million. The results for 2016 included a gain from change in the fair value of outstanding warrants of $0.8 million resulting from the decrease in our share price during 2016. The 2015 figures included the issuance of warrants ($0.9 million) as well as fair value adjustments relating to held for trading foreign exchange forward contracts ($0.6 million). Also contributing to the decrease in net loss was a decrease in R&D expenses as described above. This change was partially offset by an increase in SG&A expenses of $0.6 million, an increase in interest expense of $0.4 million due to debt outstanding for a greater period in the year, and an increase in the loss from our joint venture of $0.1 million.

Highlights for the year ended December 31, 2015 compared to the year ended December 31, 2014

•	Revenues decreased by $9.7 million or 21% to $35.9 million for the year ended December 31, 2015 compared to $45.5 million in the prior year. Of the total decrease of $9.7 million, $5.0 million or 52% of the decline was due to the impact of the weakening euro year-over-year against the US dollar. The balance of the decline of $4.7 million was due to reduced order volume in both the Power Systems and OnSite Generation groups.

•	During 2015, the Company received new orders for $14.9 million (2014 – $36.3 million) for the OnSite Generation business and $58.5 million (2014 – $17.2 million) for the Power Systems business.

	Dec 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2015 backlog
OnSite Generation	$28.3	$14.9	$(2.5)	$23.6	$17.1
Power Systems	33.9	58.5	(3.9)	12.3	76.2
Total	$62.2	$73.4	$(6.4)	$35.9	$93.3

•	Gross profit decreased $5.2 million to $6.0 million, or 16.6% of revenue, driven by: i) the decrease in revenue during 2015, bringing production capacity down from normal levels; ii) several key first-of-a-kind projects that had a lower margin profile; iii) changes in product mix (including a lower proportion of custom projects, including engineering services); and iv) gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

•	SG&A expenses for 2015 of $10.2 million were lower by $1.6 million or 13% compared to $11.8 million for the year ended December 31, 2014. The improvement over the prior year was due in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease was the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units (“DSUs”) and restricted share units (“RSUs”) compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

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Hydrogenics Corporation

•	R&D expenses were $4.1 million for the year ended December 31, 2015 compared to $3.3 million in 2014, with the increase due primarily to a reduction in R&D funding in OnSite Generation of $1.0 million, increased spending on R&D projects, specifically related to Power-to-Gas projects partially offset by a reduction of R&D expenses due to the weakening of the euro and the Canadian dollar relative to the US dollar.

•	The Adjusted EBITDA loss increased to $7.9 million for the year ended December 31, 2015 from $2.5 million for 2014, for the reasons noted above.

•	Net loss for the year ended December 31, 2015, was $11.4 million or $1.12 per share compared to a net loss of $4.5 million or $0.47 per share for 2014. The net loss in the 2015 reflects: i) the lower revenue and lower margins ($5.2 million); ii) an increase in other finance losses due to the issuance and subsequent adjustment of warrants ($0.9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million); iii) increased interest expense due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million) and financing costs related to the institutional long-term debt ($0.3 million); and iv) an increase in R&D expenses ($0.8 million). This was partially offset by the decrease in SG&A expenses described above.

•	Cash operating costs were $14.1 million in 2015 compared to $13.9 million for 2014, with the higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Selected Financial Information

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Revenues	$17,510	$23,556	$30,192	(26%)	(22%)
Gross profit	3,465	3,391	6,102	2%	(44%)
Gross margin %	20%	14%	20%	43%	(29%)
Selling, general and administrative expenses	2,910	2,665	3,293	(9%)	19%
Research and product development expenses	516	1,917	1,070	73%	(79%)
Segment income (loss)	$39	$(1,191)	$1,739	n/a	(168%)

Revenues decreased by $6.0 million or 26% to $17.5 million for the year ended December 31, 2016 compared to $23.6 million for 2015. Revenue in 2016 consisted of the sale of electrolyzer products to customers in industrial gas markets and hydrogen fueling stations. Revenues decreased due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia), as well as a decrease in energy storage projects within the current year’s revenue as this new market is currently developing and revenue is sporadic. Orders awarded for the year ended December 31, 2016 were $21.2 million (December 31, 2015 - $14.9 million). At December 31, 2016 we had $20.3 million of confirmed orders (December 31, 2015 - $14.8 million), to be delivered and recognized as revenue in 2017. Revenues for 2015 decreased from 2014 due to a decline in new customer capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia) as well as the weakening of the euro which impacted revenue by approximately $3.7 million.

2016 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

Gross Margin improved in 2016 to 20% compared to 14% in 2015 primarily reflecting the 2015 impact of low margin first-of-a-kind projects. The first-of-a-kind projects completed in 2015 included the industrial gas application of detritiation of contaminated waste water at nuclear reactor sites, as well as a portion of the energy storage, Power-to-Gas facility project with E.ON. Partially offsetting this increase was approximately $0.2 million of gross margin compression as a result of the weakening Canadian dollar relative to the US dollar. Gross margin declined in 2015 to 14% compared to 20% in 2014 primarily due to the decrease in revenue during 2015, bringing production capacity down from anticipated levels, lower margin orders – in particular in key first-of-a-kind projects – as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

SG&A Expenses were $2.9 million for the year ended December 31, 2016, an increase of $0.2 million due to increased sale costs attributable to greater order intake. SG&A expenses in 2015 decreased $0.6 million due to the impact of the weaker euro relative to the US dollar, as well as reduced sale costs attributable to lower revenue/order intake.

R&D Expenses were $0.5 million during 2016 compared to $1.9 million for the year ended December 31, 2015. R&D activity has increased $0.3 million due to increased spending, and is offset by increased funding of $1.7 million both of which are primarily due to the power to gas demonstration project in Denmark, announced in February 2016. The net impact of these fluctuations is a net decrease of R&D expenses of $1.4 million. R&D expenses increased to $1.9 million during 2015 compared to spending of $1.1 million for the year ended December 31, 2014 attributable to reduced funding on projects, partially offset by projects nearing the completion stage, as well as the impact of the weaker euro relative to the US dollar.

Segment Income (Loss) increased $1.2 million to income of less than $0.1 million for the year ended December 31, 2016 compared to a loss of $1.2 million for the prior year. Segment loss for 2015 decreased $2.9 million to a loss of $1.2 million compared to a gain of $1.7 million for 2014.

Power Systems

Selected Financial Information

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Revenues	$11,480	$12,308	$15,356	(7%)	(20%)
Gross Profit	2,530	2,580	5,112	(2%)	(50%)
Gross margin %	22%	21%	33%	5%	(37%)
Selling, General and Administrative Expenses	4,579	3,920	4,143	(17%)	5%
Research and Product Development Expenses	2,889	2,126	2,194	(36%)	3%
Segment Income (Loss)	$(4,938)	$(3,466)	$(1,225)	(42%)	(183%)

Revenues decreased $0.8 million or 7% to $11.5 million for the year ended December 31, 2016 compared to $12.3 million for 2015. Included within 2015 was the impact of a significant project to a research organization of $2.3 million, as well greater revenue on our long term significant custom project totaling $1.3 million. There was also $0.9 million of additional revenue in 2015 related to our one megawatt stationary fuel cell power plant in South Korea for which there was no corresponding revenue in 2016. Partially offsetting this was: i) an increase of $2.7 million in the Chinese mobility market in 2016; and ii) an increase of $0.8 million related to our hydrogen fuel cell systems for commuter trains in Europe, for which two additional train sets were shipped in 2016. Included within our work in process inventory at December 31, 2016 were two more additional train sets to be completed shortly after the end of fiscal year 2016.

Orders awarded for the year ended December 31, 2016 were $22.8 million (December 31, 2015 - $58.5 million). At December 31, 2016, backlog was $85.8 million of confirmed orders for Power Systems’ products and services (December 31, 2015 - $76.2 million), with $17.8 million of this backlog expected to be recognized as revenue in 2017. Revenue for 2015 decreased $3.0 million or 20% to $12.3 million from $15.4 million for 2014. Revenue for 2015, excluding the foreign exchange impact due to the weakening of the euro, decreased $1.7 million. While order intake significantly increased, in 2015 there was a decrease in the revenue recognized due to the long term nature of significant projects.

2016 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

Gross Margin improved to 22% during 2016 from 21% for the prior year, with the increase in the current period reflecting a greater proportion of custom projects, including engineering services, which generally have higher gross margins, partially offset by lower absorption of indirect fixed overhead costs as a result of the decrease in revenue. This was offset by the impact of the increased revenue in the Chinese mobility market. Gross margin declined in 2015 from 2014 reflecting gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar, as well as a lower proportion of custom projects, including engineering services, which generally have higher gross margins combined with the impact of the lower margin project to a research organization in the current period.

SG&A Expenses increased by 17% to $4.6 million for the year ended December 31, 2016 compared to $3.9 million for the prior year. Expenses were greater in the current year due to a provision for doubtful accounts of $0.8 million, as well as an increase in costs related to Power-to-Gas and rail transportation market development of $0.1 million, partially offset by the impact of the weakening Canadian dollar relative to the US dollar of approximately $0.2 million. SG&A expenses in 2015 decreased by 5% to $3.9 million compared to $4.1 million for 2014. Expenses were lower in 2015 due to the weakening Canadian dollar relative to the US dollar.

R&D Expenses increased by 36% to $2.9 million for the year ended December 31, 2016 from $2.1 million for the year ended December 31, 2015. Gross R&D expenses increased $1.6 million, and were offset by an increase in R&D funding of $0.8 million. The increase in R&D expenses primarily relate to increased spending on multi mega-watt system development, the development of in-house manufacturing processes, as well as further development for the heavy-duty mobility market. The increase in R&D funding primarily relates to the funding of the heavy-duty mobility market project in California. This was offset by the impact of the weakening Canadian dollar relative to the US dollar. R&D expenses in 2015 were consistent with 2014, due to increased spending on R&D projects, specifically related to Power-to-Gas projects, offset by the impact of the weakening Canadian dollar relative to the US dollar.

Segment Loss increased $1.5 million to a loss of $4.9 million for the year ended December 31, 2016 compared to a loss of $3.5 million for the year ended December 31, 2015. In 2015, segment loss declined $2.2 million to a loss of $3.5 million for the year ended December 31, 2015 compared to a loss of $1.2 million for the year ended December 31, 2014.

2016 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Years ended December 31			2016 vs 2015	2015 vs 2014
	2016	2015	2014	% Favourable (Unfavourable)	% Favourable (Unfavourable)
Selling, general and administrative expenses	$3,336	$3,630	$4,320	8%	16%
Research and product development expenses	171	27	20	(533%)	(35%)
Net other finance gains (losses)	735	(1,338)	(180)	n/a	(643%)
Loss on joint venture	(156)	(40)	(94)	(290%)	57%
Interest income (expense)	(1,762)	(1,322)	(540)	(33%)	(145%)
Foreign exchange gains (losses) net	(268)	(428)	117	37%	(466%)
Total	$(4,958)	$(6,785)	$(5,037)	29%	(35%)

SG&A Expenses decreased by $0.3 million or 8% to $3.3 million for the year ended December 31, 2016 compared to $3.6 million for 2015. The improvement over the prior year was due partly to the reversal of an indemnification liability of $0.5 million that had been set up in association with an acquisition in 2004. Stock based compensation relating to our PSUs decreased $0.2 million as a result of the changes in assumptions relating to the vesting in the prior and current period. Also contributing to the decrease was the weakening of the Canadian dollar relative to the US dollar of $0.2 million. Offsetting these decreases was the impact of a $0.4 million decrease in the reversal of previously recorded stock based compensation due to changes in management’s estimates as 2016 included a reversal of $0.2 million whereas 2015 included a reversal of $0.5 million. For the year ended December 31, 2015, SG&A expenses decreased by $0.7 million or 16% to $3.6 million for the year ended December 31, 2015 compared to $4.3 million for 2014. The improvement over 2014 was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease was the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the DSUs compared to the prior year as a result of the decline in share price to C$12.35 at the end of 2015 from C$15.42 per share at the end of 2014.

R&D Expenses were $0.2 million for the year ended December 31, 2016 and less than $0.1 million at December 31, 2015, and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased by $2.1 million to a gain of $0.7 million for the 2016 year compared to a loss of $1.3 million at the end of 2015. The increase is due to the results for 2016 including a gain from change in the fair value of outstanding warrants of $0.8 million as a result from the decrease in our share price over 2016. The 2015 figures included: i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million). In 2015, net other finance losses increased by $1.1 million to a loss of $1.3 million for the 2015 year compared to a loss of $0.2 million at the end of 2014. The increase was due to: i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million).

Loss on joint venture were $0.2 million for the year ended December 31, 2016 and less than $0.1 million at December 31, 2015.

Interest expense increased by $0.4 million to $1.8 million for the 2016 year. The increase was due to increased interest expense on the institutional long-term debt entered into in 2015 ($0.2 million) as it was outstanding for greater days in 2016, and interest expense on the long-term debt with EDC entered into in 2016 of $0.2 million. For the year ended December 31, 2015, interest expense increased by $0.8 million to $1.3 million. The increase was due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million), and financing costs related to the institutional long-term debt ($0.3 million).

2016 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

4       Financial Condition

	December 31	December 31	Increase/(decrease)
	2016	2015	$	%
Cash, cash equivalents, restricted cash and short-term investments	$11,278	$24,901	$(13,623)	(55%)
Trade and other receivables	9,802	10,419	(617)	(6%)
Inventories	17,208	14,270	2,938	21%
Operating borrowings	2,111	1,086	1,025	94%
Trade and other payables	7,235	7,776	(541)	(7%)
Financial liabilities	3,939	9,034	5,095	56%
Warranty provisions (current and non-current)	2,062	3,193	(1,131)	(35%)
Deferred revenue (current and non-current)	14,282	14,910	(628)	(4%)
Other non-current liabilities	$9,262	$3,121	$6,141	197%

Cash, cash equivalents, restricted cash and short-term investments were $11.3 million, a decrease of $13.6 million or 55%. Refer to Section 6 – Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $9.8 million. Excluding the foreign exchange impact as a result of the weakening of the euro relative to the US dollar, trade and other receivables decreased $0.4 million due to the collection of outstanding receivables in the period.

Inventories were $17.2 million compared to $14.3 million, an increase of 21%. Excluding the foreign exchange impact as a result of the weakening of the euro when compared to the US dollar in the current period, inventories increased approximately $3.2 million as a result of expected product deliveries during early 2017.

Operating borrowings were $2.1 million compared to $1.1 million, an increase of 94% due to the increased working capital requirements associated with the increase in inventory.

Trade and other payables were $7.2 million, a decrease of 8%, compared to $7.8 million at the end of December 31, 2015. While inventory levels increased in the fourth quarter of 2016 when compared to 2015, the timing of the payment for this inventory accelerated in the fourth quarter of 2016 resulting in the decline in trade and other payables at the end of 2016.

Financial liabilities were $3.9 million, a decrease of $5.0 million primarily as a result of the repayment of the institutional debt outstanding at December 31, 2015 of $7.1 million, partially offset by the current portion of long-term debt for the Province of Ontario and EDC of $3.2 million.

Warranty provisions were $2.1 million, a decrease of $1.1 million from $3.2 million at December 31, 2015. The decrease is due to the timing of the expiration of product warranties, as well as the decrease in revenue in 2016 as fewer products were sold.

Deferred revenues were $14.3 million, a decrease of $0.6 million or 4%, reflecting changes in customer deposits received. As a result of increased deposits related to order bookings in the Power business segment, deferred revenues increased approximately $2.1 million. This was offset by a decrease in the OnSite business segment due to a significant deposit at December 31, 2015 related to a government project.

Other non-current liabilities were $9.3 million at December 31, 2016, an increase of $6.1 million due primarily to the long-term debt entered into with EDC in 2016, for which $6.5 million was included in other non-current liabilities. This was partially offset by a decrease in other non-current liabilities related to the long-term debt with the Province of Ontario, as the current portion increased.

2016 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

5       Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2016.

	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Revenues	$8,730	$6,733	$9,198	$4,329	$11,321	$9,644	$7,368	$7,531
Gross profit	1,965	1,000	1,819	1,211	1,675	2,101	1,042	1,153
Gross margin %	23%	15%	20%	28%	15%	22%	14%	15%
Adjusted EBITDA[1]	(1,737)	(1,466)	(2,463)	(1,889)	(1,838)	(1,382)	(2,342)	(2,313)
Net loss	(2,504)	(1,899)	(3,092)	(2,362)	(2,122)	(2,192)	(3,701)	(3,427)
Net loss per share - (basic and fully Diluted)	$(0.20)	$(0.15)	$(0.25)	$(0.19)	$(0.20)	$(0.22)	$(0.37)	$(0.34)
Weighted average common shares outstanding	12,542,950	12,544,960	12,541,080	12,540,757	10,518,178	10,092,375	10,091,498	10,090,481
1.	Adjusted EBITDA is a Non-IFRS measure, refer to Section 15 – Reconciliation of Non-IFRS Measures.

In the first quarter of 2016, our net loss decreased by $1.1 million ($0.15 per common share) compared to the first quarter of 2015. This decrease is primarily due to a decrease in foreign currency losses of $0.8 million, higher margin sales, as well as an increase in other finance gains of $0.1 million due to the change in market value of the outstanding warrants, partially offset by an increase in interest expense of $0.3 million.

In the second quarter of 2016, our net loss decreased by $0.6 million ($0.12 per common share) compared to the second quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.8 million, an improvement in margin due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue. This was partially offset by an increase in SG&A expenses and R&D expenses.

In the third quarter of 2016, our net loss decreased by $0.3 million ($0.07 per common share) compared to the third quarter of 2015. This increase primarily reflects a decrease in other finance losses of $0.4 million, an increase in adjusted EBITDA loss due to a decrease in gross profit of $1.1 million, partially offset by: i) a decrease in net R&D expenses of $0.8 million; ii) a decrease in SG&A expenses of $0.2 million (excluding compensation indexed to our share price); and iii) a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in compensation indexed to our share price of $0.1 million.

In the fourth quarter of 2016, our net loss increased by $0.4 million compared to the fourth quarter of 2015. A discussion of the key items is as follows:

•	Revenues decreased $2.6 million, or 23%, reflecting decreased revenues in our OnSite Generation business unit driven by a decline in new capital and plant expansion expenditures by customers, partially offset by an increase in our Power Systems business unit reflecting increased order shipments in the last three months of the year related to Chinese mobility orders as well as shipments related to our hydrogen fuel cell systems for commuter trains in Europe.

•	Gross profit was $2.0 million (23% of revenues) compared to $1.7 million (15% of revenues). The increase in gross margin is due to the absence of the lower margin project to a research organization included in the results of the fourth quarter of 2015.

•	SG&A expenses were $3.1 million, an increase of $0.6 million or 25%. Excluding the impacts of stock-based compensation (recovery), SG&A expenses increased $0.1 million due to a provision in our allowance for doubtful accounts of $0.8 million. This was partially offset by timing in our SG&A expenses in the quarter.

2016 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

•	R&D expenses were $0.7 million, a decrease of $0.2 million or 233% from $1.0 million in the fourth quarter of 2015. R&D activity increased in OnSite Generation business unit due to increased spending, but this was more than offset by increased funding; both were primarily due to the Power-to-Gas demonstration project in Denmark, announced in February 2016.

•	Our loss from joint venture was $0.1 million in the fourth quarter of 2016, an increase of $0.2 million from a gain in the fourth quarter of 2015.

6       Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Net loss	$(9,857)	$(11,442)	$1,585	15%
(Increase) decrease in restricted cash	542	2,172	(1,630)	(75%)
Net change in non-cash working capital	(5,382)	1,598	(6,980)	n/a
Other items not affecting cash	1,484	1,834	(350)	(28%)
Cash used in operating activities	$(13,213)	$(5,838)	$7,375	126%

Changes in cash used in operating activities in 2016 compared to 2015 are discussed below.

•	Net loss decreased $1.8 million or 15% as described above in Section 3 – “Operating Results”.

•	Restricted cash decreased $1.6 million or 75% as a result of reduced outstanding standby letters of credit and letters of guarantee as at December 31, 2016.

•	Changes in non-cash working capital decreased $6.9 million as described above in Section 4 – “Financial Condition”.

•	Other items decreased by $0.5 million or 28%. The decrease is primarily the result of; (i) a $0.8 million increase in other finance gains (losses) as a result of the change in fair value of outstanding warrants as a result of the decrease in our share price; (ii) a $0.8 million decrease in warrants issued, partially offset by (iii) a $0.5 million increase in unrealized foreign exchange losses; and a $0.3 million increase in stock-based compensation expense.

At current operating levels, we anticipate consuming between $2.0 million and $4.0 million of cash in 2017 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures. In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements may increase.

2016 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

Cash Used in Investing Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Purchases of property plant and equipment	(2,955)	(2,028)	$(927)	(46%)
Receipt of IDF government funding	1,201	118	1,083	918%
Purchase of intangibles	(48)	(105)	57	54%
Cash used in investing activities	$(1,802)	$(2,015)	$213	11%

Cash used in investing activities during 2016 was $1.8 million compared to $2.0 million for the year ended December 31, 2015 with the decrease due to a reduction in net spending on property, plant and equipment as increased funding offset increased expenditures. The current year expenditures related primarily to the Ontario, Canada, IESO 2 MW Power-to-Gas storage project which will be operational in 2017, as well as expenditures on cost-reducing production equipment.

Cash Provided By Financing Activities

	Years ended December 31
(Thousands of US dollars)	2016	2015	$ Change	% Change
Repayment of long-term debt – institutional	$(7,500)	-	$(7,500)	(100%)
Repayment of repayable government contributions	(374)	$(213)	(161)	(76%)
Proceeds of borrowings	8,715	6,866	1,849	27%
Proceeds of operating borrowings	1,072	1,113	(41)	(4%)
Common shares issued, warrants and options exercised	-	17,559	(17,559)	(100%)
Cash provided by (used in) financing activities	$1,913	$25,325	$(23,412)	(92%)

Changes in cash provided by financing activities for the year ended December 31, 2016 was $1.9 million compared to $25.3 million in the prior year. In 2016, we repaid our institutional long-term debt for a total repayment of $7.5 million. We also entered into a long-term loan with EDC for net proceeds of $8.7 million after financing fees.

In 2015 we issued 2,448,385 shares for net proceeds of $17.5 million in 2015, as well as entered into an 18 month facility with a syndicate of institutional lenders for net proceeds after financing fees of $6.9 million.

Credit and Loan Facilities

On November 4, 2016, Hydrogenics entered into a loan agreement with EDC for a five year facility of $9.0 million. Included in the terms of the loan agreement, was the issuance of 200,575 warrants to EDC. Each warrant is exercisable for one common share of the Company at an exercise price of US$6.85 per common share. The loan bears interest at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual EBITDA thresholds are met.

2016 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

At December 31, 2016, we had a Belgian joint credit and operating line facility of €9.2 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.5 million; and may also borrow up to €1.5 million for general business purposes, provided sufficient limit exists under the overall facility limit of €9.2 million. Of this, €2.8 million or approximately $2.9 million was drawn as standby letters of credit and bank guarantees and €2 million or approximately $2.1 million was drawn as an operating line. At December 31, 2016, we had availability of less than €4.4 million or approximately $4.7 million (December 31, 2015 - $2.4 million) under this facility for use as letters of credit and bank guarantees.

The Belgian credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower, as well as related current and future receivables. Hydrogenics Corporation has also provided a €2.2 million parent company guarantee The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts due to Hydrogenics do not fall below a defined level. At December 31, 2016, we were in compliance with these covenants.

At December 31, 2016 we also had a Canadian credit facility of $2.3 million. At December 31, 2016, $nil million was drawn as standby letters of credit and bank guarantees. At December 31, 2016, we had $2.3 million (December 31, 2015 - $2.2 million) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at December 31, 2016.

Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	December 31, 2016	December 31, 2015
Shareholders’ equity	$10,382	$20,248
Operating borrowings	2,111	1,086
Long term debt and repayable government contributions	12,043	10,326
Total	24,536	31,660
Less cash and cash equivalents and restricted cash	11,278	24,901
Capital employed	$13,258	$6,759

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

2016 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements

The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:

Risk
Market
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Trade and other receivables	X		X
Trade and other payables		X	X
Financial liabilities		X	X
Non-current liabilities		X	X

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents, restricted cash and short-term investments is minimized by limiting net exposure to any one jurisdiction or financial institution and ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well-capitalized financial institutions and other creditworthy counterparties. Ongoing reviews are performed by management to evaluate changes in the status of financial institutions and counterparties.

Credit risk associated with trade and other receivables is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days. We also maintain provisions for potential credit losses. Any such losses to date have been insignificant.

Currency risk

Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiaries (euro). This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiaries.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the potential use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar, euro and US dollar denominated transactions and commitments.

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Hydrogenics Corporation

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents, restricted cash and short-term investments, and variable rate long-term debt.

Liquidity risk

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2016, we had approximately $11.3 million of cash and cash equivalents and restricted cash. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets.

There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$17,297	$3,326	$7,577	$6,394	$-
Trade and other payables	7,235	7,235	-	-	-
Operating borrowings	2,111	2,111	-	-	-
Operating leases	3,065	1,013	1,334	712	6
Purchase obligations	6,267	6,241	26	-	-
Repayable government contributions	154	154	-	-	-
Capital lease	23	3	7	13	-
Total contractual obligations[2]	$36,152	$20,083	$8,940	$7,119	$6

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $290 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3.	The table excludes the warrant liability of $325 included in our financial liabilities.

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain our planned levels of operations.

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Hydrogenics Corporation

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

7       Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,544,960 common shares outstanding at December 31, 2016.

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1	12,540,757	$365,824	10,090,325	$348,259
Issuance of common shares	4,203	99	2,448,385	17,549
Stock options exercised	-	-	2,050	16
Adjustment for partial shares on share consolidation	-	-	(3)	-
At December 31,	12,544,960	$365,923	12,540,757	$365,824

At December 31, 2016 there were 628,636 stock options and 195,569 PSUs, 52,483 RSU’s, and 450,575 warrants outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

8       Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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Hydrogenics Corporation

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2016 annual audited consolidated financial statements.

9       Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2016 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended December 31, 2016.

10       Outlook

Current Market Environment

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in 2016 and prior years to gain additional traction in the following target markets and applications:

Motive Power – We achieved a key milestone in 2016 with delivery of the first pre-commercial units for the Company’s ten year commuter train propulsion system contract with Alstom Transport, which at €50 million is the largest order in our history. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. These pre-commercial units will be field tested over the first quarter of 2017 and it is expected that commercial production will begin in late 2017. Also, in the third quarter of 2016, Alstom Transport highlighted the hydrogen power train at the Innotrans rail show in Berlin which generated additional interest on the part of end customers.

Our China strategy began to show results in 2016 with significant orders and revenue received from several of our key integrators (those companies that take our fuel cell and incorporate it into buses and other vehicles provided by original equipment manufacturers). Our backlog and sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Stationary Power – We continue to work with our partner Kolon in South Korea to evaluate future growth opportunities in stationary power applications in Korea. The success of the pilot plant provides the potential opportunity to scale into multiple multi-megawatt installations throughout South Korea. The pilot plant is in the process of being moved to a new location in South Korea and we are currently in ongoing discussions with Kolon and power plant operators.

Energy Storage – In 2016 we commissioned our second Power-to-Gas facility with E.ON. This milestone firmly establishes the commercial scale building block for many multi megawatts facilities in the future. Currently we have a pipeline of approximately 70 megawatts of qualified leads worth in excess of $70 million. Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union. We are now constructing our two megawatt Power-to-Gas project in the Greater Toronto Area in partnership with Enbridge. When complete in 2017, this will become our first North American reference site for Power-to-Gas.

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

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Hydrogenics Corporation

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea & California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen.

Delivery Outlook

We operate in various markets and in this MD&A, define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macroeconomic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on Section 17 of this MD&A.

Relevant Market	Economic Activity in 2016	External and Corporate Specific Considerations	Anticipated Economic Activity in 2017
Industrial Gas	Revenues and orders delivered were lower than in 2015.	We continue to experience the impact of economic uncertainty in many of the markets where we have leadership in industrial gas (notably Russia and the Eurozone region).	We anticipate revenues and orders delivered will be higher than in 2016.
Hydrogen Fueling Stations	Revenues and orders delivered were consistent with 2015.	Governments continue to support programs to accelerate the use of hydrogen fueling stations. Automobile companies have also announced increased production levels of hydrogen fuel cell vehicles. We are continuing to dedicate resources to secure additional business.	We anticipate revenues and orders delivered will be higher than in 2016.
Motive/Mobile Power	Revenues and orders delivered were higher than in 2015.	We expect the Chinese bus market will continue to grow and the commercial production of Alstom Transport commercial rail car fuel cell production will commence in 2017.	We anticipate revenues and orders delivered will be higher than in 2016.
Energy Storage, Power to Gas and Ancillary Services	Revenues and orders delivered were lower than in 2015.	Our Toronto area Enbridge Power-to-Gas facility will go-live in 2017 resulting in the first North American reference site for Power-to-Gas.	We anticipate revenues and orders delivered will be higher than in 2016.
Stationary Power and Other Power Products	Progression and completion of anticipated milestones in custom projects.	Our expertise on custom engineering projects is well regarded by end-users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be higher than in 2016.

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Hydrogenics Corporation

Outlook Summary

The timing and full realization of the opportunities above, under the current market environment, cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs over the short-term, our expectations for the long-term are that our trend of improved cost efficiency will continue. At December 31, 2016, our order backlog was $106.6 million (December 31, 2015 – $93.3 million) spread across numerous geographical regions, of which $38.1 million is expected to be recorded as revenue in the next 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Political conditions such as government commitments and policies towards environmental protection and renewable energy may change over time. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2018 or beyond.

11       Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During 2016, Hydrogenics made purchases of $0.4 million (2015 - $0.1 million) from this related company. At December 31, 2015, the Company had an accounts payable balance due to this related party of less than $0.1 million (2015 - less than $0.1 million).

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2016, the Company had sales to the joint venture of $0.2 million (2015 - $0.7 million), and at the end of December 31, 2016 the Company had a receivable of less than $0.4 million (2015 - $0.4 million) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

12       Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Hydrogenics Corporation

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

13       Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting at December 31, 2016, based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013.  Based on this assessment, management believes, at December 31, 2016, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at December 31, 2016.

Limitations of Controls and Procedures

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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Hydrogenics Corporation

14        Enterprise Risk Management

Our Definition of Business Risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management. We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities.

Our Risk and Control Assessment Process

We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation.

At a high level, we carry out an annual risk and control assessments, consisting of interviews with senior managers and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified into discrete risk categories. Results of the annual risk and control assessment and quality audits assist in the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated into the Corporation’s strategic planning processes.

We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of these multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

15       Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

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Hydrogenics Corporation

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units (“RSUs”) and cash settled deferred share units (“DSUs”), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Year ended December 31
	2016	2015	2014
Net loss	$(9,857)	$(11,442)	$(4,523)
Finance income	1,451	3,128	697
Depreciation of property, plant and equipment and intangible assets	751	630	661
Compensation indexed to share price	(290)	(234)	82
Stock-based compensation expense	390	43	544
Adjusted EBITDA	$(7,555)	$(7,875)	$(2,539)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of SG&A and R&D expenses:

	Year ended December 31
	2016	2015	2014
Selling, general and administrative expenses	$10,825	$10,215	$11,756
Research and product development expenses	3,576	4,070	3,284
Total operating costs	$14,401	$14,285	$15,040
Less: Depreciation of property, plant and equipment and intangible assets	(407)	(374)	(475)
Less: Compensation indexed to share price	290	234	(82)
Less: Stock-based compensation expense	(390)	(43)	(544)
Cash operating costs	$13,894	$14,102	$13,939

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Hydrogenics Corporation

16        Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated by reference in, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com. The risks described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related to Our Financial Condition

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2016, we had approximately $11.3 million of cash and cash equivalents and restricted cash (2015 - $24.9 million). Restricted cash of $0.9 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

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Hydrogenics Corporation

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the Euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies, including intercompany loans. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros. However, a significant part of our revenues are currently generated in US dollars and Euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into Euros. The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and Euros.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

For the year ended December 31, 2016, we derived $17.5 million or 60% of revenues from our sales of hydrogen generation products and services and $11.5 million, or 40%, of our revenues from sales of power products and services. For the year ended December 31, 2015, we derived $23.6 million or 66% of revenues from our sales of hydrogen generation products and services and $12.3 million, or 34%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

We may not be able to implement our business strategy and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net loss for the year ended December 31, 2016 of $9.9 million, and a net loss for the year ended December 31, 2015 of $11.7 million, and a net loss for the year ended December 31, 2014 of $4.5 million. Our accumulated deficit as at December 31, 2016 was $371.2 million, at December 31, 2015 was $361.6 million, and at December 31, 2014 was $349.6 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in product research and development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed. However, we expect to incur significant operating expenses over the next several years. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

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Hydrogenics Corporation

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 36% of revenues for the year ended December 31, 2016 (29% of revenues for the year ended December 31, 2015, 39% of revenues for the year ended December 31, 2014). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our insurance may not be sufficient.

We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.

Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 8.2% of our total assets at December 31, 2016 (6.9% of our total assets at December 31, 2015, 9.6% of our total assets at December 31, 2014). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

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Hydrogenics Corporation

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products; other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels, such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers. To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

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Hydrogenics Corporation

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources and, in particular, fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.

One of the critical factors for Power-to-Gas project developers in securing project financing, or to justify the capital investment internally, is the ability to monetize a sufficient portion of the “diffused benefits” of the project.  This may be accomplished through a contract mechanism or a combination of new market reforms such as provision of new ancillary services such as load following or ramping service, tariffs for renewable gas, and favourable electricity purchase provisions (eg. special exemption for transmission and network uplifts and other charges on wholesale power purchases).  While Power-to-Gas demonstration projects are being built today, if new government regulations for large scale energy storage projects are not implemented, or are not sufficient to justify the investment by project developers, it would critically impede our ability to sell electrolyzers for commercial-scale Power-to-Gas into those markets.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

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Hydrogenics Corporation

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

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Hydrogenics Corporation

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. While we undertake due diligence before engaging with a supplier, a supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

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Hydrogenics Corporation

We may not be able to manage successfully the anticipated expansion of our operations.

The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. While we aim to employ experienced knowledgeable management in our foreign operations, if we do not properly manage foreign operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively assimilate the acquired technology, employees or other assets into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

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Hydrogenics Corporation

We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. We have experience manufacturing products on a larger scale in our Generation segment. In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products. While several members of our senior management team have significant experience in developing high volume manufacturing strategies for new products and while we have developed plans for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

While we have significantly reduced the cost of our technology and products in the past few years and we are continuously seeking and implementing additional product and manufacturing cost reductions, fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future. While we dynamically manage the execution and results of these tests, any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

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Hydrogenics Corporation

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

While we actively and continuously monitor the developing markets and regulations in markets for our products, our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

While we proactively and regularly review our intellectual property protection strategy, failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances we provide for shared intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

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Hydrogenics Corporation

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position, we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

While it is a key focus of management to develop and manufacture safe and reliable products, our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”), for US federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2016 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

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Hydrogenics Corporation

US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the Nasdaq requirements for continued listing on the Nasdaq Global Market for certain periods of time, and though we have regained compliance of such requirements, we may not be able to meet the requirements in the future.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. If we are delisted from Nasdaq, it could materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly, in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

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Hydrogenics Corporation

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or changes in general economic conditions.

Our issuance of warrants, options, RSUs and PSUs to investors and employees may have a negative effect on the trading prices of our common stock as well as a dilutive effect.

We have issued and may continue to issue warrants, options, RSUs and PSUs at the current market price. As of December 31, 2016, we had outstanding options exercisable for 628,636 shares of common stock at a weighted average exercise price of $7.97. As of December 31, 2016, we had outstanding warrants exercisable for 450,575 shares of common stock at a weighted average exercise price of $9.07. As of December 31, 2016, we had outstanding RSUs exercisable, when vested, for 52,483 shares of common stock at no cost. As of December 31, 2016, we had outstanding PSUs exercisable, when vested, for 195,569 shares of common stock at no cost.

17       Forward-looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

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Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2017 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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